Great China Mania Holdings, Inc.
203 Hankow Center
5-15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

January 12, 2012

Via Edgar
Ms. Linda Cvrkel
Ms. Heather Clark
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Great China Mania Holdings, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
File No. 000-54446

Dear Ms. Cvrkel and Ms. Clark:

We have reviewed your comment letter dated December 14, 2011 and have incorporated your requested changes into the company’s amended documents filed herewith.

Our responses to your comments are listed below:

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 3 – Disposal of GEBD BVI, page F-8

1.
We note from your response to our prior comment 1 that the company accounted for the sale of GEBD BVI as a reversal of a reverse merger rather than a sale of a business and that the difference between the assets transferred and the consideration received, which consisted of 31,498,000 shares of common stock, was accounted for as an equity transaction in the company’s financial statements.  Given that assets were sold in return for consideration, which consisted of 31,498,000 shares of your common stock and the fact that a period of over two years has elapsed since the completion of the original reverse merger transaction, we continue to believe that such transaction represented the sale of a business for which a loss should be recognized in the company’s 2010 financial statements.  Please revise the company’s financial statements to properly account for the transaction as the disposal of a business rather than an equity transaction in the company’s financial statements.

RESPONSE: We have made the requested changes to the Form 10-K and have filed the redlined version herewith.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
Note 18 - Pro Forma Statements of Income, page 14

2.
We note your response to our prior comment 3 and reissue.  Based on the disclosures provided in Note 18 to your financial statements and your reports on Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, it appears that you have excluded the results of your discontinued operations of GEBD BVI from the statements of operations for each period.  Please revise to include the results of operations for the operations that were disposed of during 2010 as a separate line item entitled “discontinued operations” in your statements of operations for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011. Refer to the guidance outlined in ASC 205-20-45. Please note that we do not believe there is any basis for excluding these results of operations from your statement of operations for periods that precede the sale or disposal date.

RESPONSE: We have made the requested changes to the Form 10-Q and have filed the redlined version herewith.

Please let me know if you have any questions or concerns or we can provide any further information.

Sincerely,

Yau Wai Hung
CEO